SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2003

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                  15 January 2003

                                             SkyePharma Plc

                                Notification of Major Interest in Shares

In accordance  with Sections  198-203 of the Companies Act 1985 the Company was informed today that Dr
Jacques  Gonella has disposed of 5,030,000  Ordinary Shares  of 10 pence  each.  Dr  Gonella  holding now stands at  53,676,779 Ordinary  Shares  of 10 pence  each, representing 8.75% of the issued share capital of the Company.

Dr Gonella made the following comment in his notification:-

'I would like to point out that the  present  sale  purely  relates to private and  personal  reasons.
I remain  fully  confident  in SkyePharma's performances and future success.'

- e n d s -

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                             SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   January 15, 2003